Exhibit 99.1
Avago Technologies Announces Third Quarter Fiscal 2007 Financial Results
SAN JOSE, Calif., — August 28, 2007 — Avago Technologies, a leading supplier of analog interface components for communications, industrial and consumer applications, today reported financial results for its third fiscal quarter, ended July 31, 2007.
Net revenue of $387 million was essentially even with the previous quarter. Consistent with the seasonal trends in its served markets, higher revenue in the consumer and computer peripherals areas was countered by weaker demand in the industrial, automotive, and enterprise infrastructure segments.
Cash balances increased by $13 million to $213 million at the end of July, supported by $56 million generated from operations, partially offset by the payment of $27 million for Infineon’s Polymer Optical Fiber business, the disbursement of $43 million for the semi-annual interest obligations, and the repurchase of $6 million of the Company’s Senior Notes.
Third Quarter 2007 GAAP Results
Resulting from an evaluation of the Company’s remaining manufacturing operations, an analysis was performed on the recoverability of the carrying value of these assets. Based on this review, it was determined that a $158 million write-down was necessary to bring carrying values of certain assets in line with fair market valuations. In addition, $11 million of restructuring charges were recorded in connection with reductions of approximately 15 percent of the workforce due to the expanded outsourcing of back-end activities.
Including the above mentioned impairment and restructuring charges, third quarter net loss was $167 million. Gross margin was negatively impacted by $148 million related to these charges with the remaining $21 million included in total operating expenses of $126 million.
Third Quarter 2007 Non-GAAP Results
Operating margin of 14 percent of sales was essentially flat with the previous quarter. Gross margin of $152 million was 30 basis points below the second quarter and exceeded 39 percent of sales. Operating expenses of $97 million remained unchanged quarter-over-quarter at 25 percent of revenue.
A $3 million decrease in other income combined with a $3 million increase in income tax expense resulted in non-GAAP net income of $27 million versus $33 million last quarter. Adjusted EBITDA was $84 million compared with $88 million in the prior quarter.
“Over the last two quarters we have delivered solid operational results during a challenging period in the semiconductor industry,” said Hock E. Tan, president and CEO of Avago Technologies. “In July, we successfully completed the purchase of Infineon’s Polymer Optical Fiber business, increasing our presence in the growing auto infotainment market. We will continue to drive both organic development as well as pursue strategic acquisitions in our efforts to accelerate revenue growth going forward.”
Third Quarter Financial Results Conference Call
Avago Technologies will host a conference call to review its financial results for the third quarter of fiscal year 2007 today at 2:00 p.m. Pacific Time. Those wishing to access the call should dial (973) 321-1024 approximately 10 minutes prior to the start of the call. A replay will be available until Midnight Pacific Time Tuesday, September 4, 2007. To access the replay, dial (973) 341-3080 (pass code: 9116980).
Non-GAAP Financial Measures
In addition to GAAP reporting, Avago reports net income or loss, as well as gross margin and operating expenses, on a non-GAAP basis. This non-GAAP earnings information excludes stock-based compensation expense, amortization of intangibles and unusual items and their related tax effects. In addition, we also disclose Adjusted EBITDA as measured by our principal debt instruments. Avago believes this non-GAAP earnings information provides additional insight into the Company’s on-going performance and has therefore chosen to provide this information to investors for a more consistent basis of comparison and to emphasize the results of on-going operations. These historical non-GAAP measures are in addition to, and not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. A reconciliation between GAAP and non-GAAP net income (loss) is included in the tables below.
About Avago Technologies
Avago Technologies is a leading supplier of analog interface components for communications, industrial and consumer applications. By leveraging its core competencies in III-V compound and silicon semiconductor design and processing, the company provides an extensive range of analog, mixed signal and optoelectronics components and subsystems to more than 40,000 customers. Backed by strong customer service support, the company’s products serve four diverse end markets: industrial and automotive, wired infrastructure, wireless communications, and computer peripherals. Avago has a global employee presence and heritage of technical innovation dating back 40 years to its Hewlett-Packard roots. Information about Avago is available on the Web at www.avagotech.com.
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Safe Harbor Statement
This announcement and supporting materials may contain forward-looking statements which address our expected future business and financial performance. These forward looking statements are based on current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs current trends and market conditions and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements. For Avago, particular uncertainties which could adversely or positively affect future results include cyclicality in the semiconductor industry or in our end markets; fluctuations in interest rates; our ability to generate cash sufficient to service our debt and to fund our research and development, capital expenditures and other business needs; our increased dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property; our competitive performance and ability to continue achieving design wins with our customers; our ability to achieve the growth prospects and synergies expected from our acquisitions; delays and challenges associated with integrating acquired companies with our existing businesses; our ability to improve our cost structure through our manufacturing outsourcing program; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature. Our Registration Statement on Form F-4 filed with the SEC on January 8, 2007, recent Current Reports on Form 6-K, and other Avago filings with the U.S. Securities and Exchange Commission (“SEC”) (which you may obtain for free at the SEC’s website at http://www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations, and financial condition. These forward-looking statements are made only as of the date of this communication and Avago undertakes no obligation to update or revise these forward-looking statements.
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Investor Contact:
Jim Fanucchi
Summit IR Group Inc.
(408) 404-5400
jim@summitirgroup.com

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS — UNAUDITED
(IN MILLIONS)

	Three months ended
	July 31,	April 30,
	2007	2007
Net revenue	$387	$386
Costs and expenses:
Cost of products sold:
Cost of products sold	235	233
Amortization of intangible assets	16	15
Asset impairment charges	140	—
Restructuring charges	8	1

Total cost of products sold	399	249
Research and development	53	52
Selling, general and administrative	44	47
Amortization of intangible assets	7	8
Asset impairment charges	18	—
Restructuring charges	3	3
Acquired in-process research & development	1	—

Total costs and expenses	525	359
Income (loss) from operations	(138)	27
Interest expense	(26)	(28)
Loss on extinguishment of debt	(1)	(10)
Other income, net	2	5

Loss from continuing operations before income taxes	(163)	(6)
Provision for income taxes	4	1

Loss from continuing operations	(167)	(7)
Income from and gain on discontinued operations, net of income taxes	—	11

Net income (loss)	$(167)	$4

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
FINANCIAL SUMMARY (NON-GAAP) — UNAUDITED
(IN MILLIONS, except percentages)

	Three months ended
	July 31,	April 30,
	2007	2007
Net revenue	$387	$386
Gross margin	152	153
% of net revenue	39%	40%
Research and development	$53	$52
Selling, general and administrative	$44	$44
Total operating expenses	$97	$96
% of net revenue	25%	25%
Income from operations	$55	$57
Interest expense	$(26)	$(28)
Net income	$27	$33
The financial summary excludes amortization of acquisition-related intangibles, share-based compensation (including the adoption of FAS123R at the beginning of fiscal 2007), restructuring and impairment charges, acquired in-process research and development, loss on extinguishment of debt and income from and gain on discontinued operations.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
FINANCIAL BRIDGE: GAAP TO NON-GAAP — UNAUDITED
(IN MILLIONS)

	Three months ended
	July 31,	April 30,
	2007	2007
Net income (loss) on GAAP basis	$(167)	$4

Amortization of acquisition-related intangibles
Cost of products sold	16	15
Operating Expenses	7	8

	23	23

Share-based compensation expense
Cost of products sold	—	—
Operating Expenses	—	3

	—	3

Asset impairment charges
Cost of products sold	140	—
Operating Expenses	18	—

	158	—

Restructuring charges
Cost of products sold	8	1
Operating Expenses	3	3

	11	4

Acquired in-process research & development	1	—

Loss on extinguishment of debt	1	10

Income from and gain on discontinued operations	—	(11)

Net income on Non-GAAP basis	$27	$33

To supplement our unaudited condensed consolidated financial statements presented in accordance with GAAP, we have shown above a non-GAAP presentation of the Company’s net income (loss), which is adjusted to reflect the GAAP results excluding amortization of acquisition-related intangibles, share-based compensation, restructuring and impairment charges, acquired in-process research & development, loss on extinguishment of debt, and income from and gain on discontinued operations.
This non-GAAP presentation is provided to enhance the reader’s overall understanding of the comparability of the Company’s financial performance between periods.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
RECONCILIATION OF NET INCOME(LOSS) TO EBITDA AND ADJUSTED EBITDA — UNAUDITED
(IN MILLIONS)

	Three months ended
	July 31,	April 30,
	2007	2007
Net income (loss)	$(167)	$4
Interest expense, net	26	28
Income taxes	4	1
Depreciation and amortization expense	45	44

EBITDA	(92)	77

Asset impairment charges	158	—
Restructuring charges	11	4
Purchase accounting adjustments	5	4
Share-based compensation	—	3
Unusual or non-recurring charges	1	1
Loss on extinguishment of debt	1	10
Income from and gain on discontinued operations	—	(11)

Adjusted EBITDA	$84	$88

EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to certain items that are required in calculating covenant compliance under our senior and senior subordinated notes as well as under our senior secured credit facility. Adjusted EBITDA is calculated by subtracting from or adding to EBITDA items of income or expense described above. EBITDA and Adjusted EBITDA do not represent net income (loss), as that term is defined under GAAP, and should not be considered as an alternative to net income as an indicator of our operating performance.
Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow available for management or discretionary use as such measures do not consider certain cash requirements such as capital expenditures, tax payments and debt service requirements. EBITDA and Adjusted EBITDA as presented herein are not necessarily comparable to similarly titled measures.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS — UNAUDITED
(IN MILLIONS)

	July 31,	April 30,	October 31,
	2007	2007	2006 (1)
ASSETS

Current assets:
Cash and cash equivalents	$213	$200	$272
Trade accounts receivable, net	219	206	187
Inventory	142	143	169
Other current assets	37	40	34

Total current assets	611	589	662
Property, plant and equipment, net	306	388	417
Goodwill	122	116	116
Intangible assets, net	820	914	973
Other long-term assets	37	39	49

Total assets	$1,896	$2,046	$2,217

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable	$165	$126	$165
Employee compensation and benefits	50	46	68
Accrued interest	17	35	38
Capital lease obligations — current	2	2	3
Other current liabilities	24	26	77

Total current liabilities	258	235	351

Long-term liabilities:
Long-term debt	917	923	1,000
Capital lease obligations — non-current	4	4	4
Other long-term liabilities	31	30	31

Total liabilities	1,210	1,192	1,386

Shareholder’s equity:
Ordinary shares, no par value	1,070	1,071	1,058
Accumulated deficit	(384)	(217)	(227)

Total shareholder’s equity	686	854	831

Total liabilities and shareholder’s equity	$1,896	$2,046	$2,217

(1)	Amounts as of October 31, 2006 have been derived from audited financial statements as of that date.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — UNAUDITED
(IN MILLIONS)

	Three Months Ended
	July 31, 2007	April 30, 2007
Cash flows from operating activities:
Net income (loss)	$(167)	$4

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	45	44
Amortization of debt issuance costs	1	1
Asset impairment charges	158	—
Non-cash portion of restructuring charges	1	—
Acquired in-process research & development	1	—
Loss on extinguishment of debt	1	10
Loss on sale of property, plant and equipment	—	2
Share-based compensation	—	3
Changes in assets and liabilities, net of acquisition and dispositions:
Trade accounts receivable	(13)	(30)
Inventory, net	4	23
Accounts payable	39	(10)
Employee compensation and benefits	3	4
Other current assets and current liabilities	(20)	—
Other long-term assets and long-term liabilities	3	3

Net cash provided by operating activities	56	54

Cash flows from investing activities:
Purchase of property, plant and equipment	(8)	(8)
Acquisition, net of cash acquired	(27)	—

Net cash used in investing activities	(35)	(8)

Cash flows from financing activities:
Debt repayments	(7)	(85)
Cash settlement of equity awards	(1)
Payment on capital lease obligation	—	(1)

Net cash used in financing activities	(8)	(86)

Net increase (decrease) in cash and cash equivalents	13	(40)
Cash and cash equivalents at the beginning of period	200	240

Cash and cash equivalents at end of period	$213	$200